ROPES &GRAY	ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEWYORK SAN FRANCISCO WASHINGTON, DC

August 18, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Kohlberg Capital, LLC

Ladies and Gentlemen:

We are filing today via EDGAR the following documents on behalf of Kohlberg Capital, LLC, a Delaware limited liability company (the “Company”):

(i)	a notice of intent to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended, on Form N-6F; and

(ii)	an initial registration statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to Section 6 of the Securities Act, we have calculated the registration fee (based on a rate of $107.00 per $1 million offered) and have transmitted such fee in the amount of $24,075.00 to the designated lockbox at Mellon Bank in Pittsburgh, Pennsylvania.

As described in the registration statement, the Company will enter into a series of restructuring transactions which will result in its conversion into a Delaware corporation to be named Kohlberg Capital Corporation prior to the completion of the offering.

Please direct any questions or comments regarding this filing to me at (617) 951-7760 or, in my absence, to Craig Marcus of this office at (617) 951-7802. Thank you for your attention in this matter.

Very truly yours,

/s/ Diane Fernandes

Diane Fernandes

cc:	Dayl W. Pearson

Christopher Lacovara

Craig Marcus, Esq.

Michael Doherty, Esq.